UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-40635

Reunion Neuroscience Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

30 Duncan Street, Lower North Suite
Toronto, Ontario
M5V 2C3
1-833-833-1967
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into (i) the Registration Statement on Form F-10 (File No. 333-261515) of Reunion Neuroscience Inc. (the “Company”), (ii) the Registration Statement on Form S-8 (File No. 333-268481) of the Company and (iii) the Registration Statement on Form S-8 (File No. 333-260071) of the Company, and in each instance the related prospectus, as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits

Exhibit

99.1	Material Change Report of the Company, dated June 12, 2023
99.2	Arrangement Agreement, by and between 20231089 Parent, LLC, 1000548481 Ontario Inc. and the Company, dated May 31, 2023
99.3	Support and Voting Agreement, dated May 31, 2023 – Ryan Yermus
99.4	Support and Voting Agreement, dated May 31, 2023 – Barry Fishman
99.5	Support and Voting Agreement, dated May 31, 2023 – Curtis Weber
99.6	Support and Voting Agreement, dated May 31, 2023 – Dieter Weinand
99.7	Support and Voting Agreement, dated May 31, 2023 – Ellen Lubman
99.8	Support and Voting Agreement, dated May 31, 2023 – Edward Smith
99.9	Support and Voting Agreement, dated May 31, 2023 – Fred Grossman
99.10	Support and Voting Agreement, dated May 31, 2023 – Gregory Mayes
99.11	Support and Voting Agreement, dated May 31, 2023 – Helen Boudreau
99.12	Support and Voting Agreement, dated May 31, 2023 – Hannan Fleinan
99.13	Support and Voting Agreement, dated May 31, 2023 – Joseph Del Moral
99.14	Support and Voting Agreement, dated May 31, 2023 – Nathan Bryson
99.15	Support and Voting Agreement, dated May 31, 2023 – Robert Alexander
99.16	Support and Voting Agreement, dated May 31, 2023 – Mujeeb Jafferi
99.17	Support and Voting Agreement, dated May 31, 2023 – Ronan Levy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reunion Neuroscience Inc.

Date: June 12, 2023	By:	/s/ Edward F. Smith
		Name:	Edward F. Smith
		Title:	Chief Financial Officer

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